DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, N.Y. 10017

212 450 4156

October 25, 2004

Michele Anderson, Esq.
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	Limited Brands, Inc. Schedule TO-C filed October 7, 2004 Schedule TO-I filed October 7, 2004 Schedule TO-I/A filed October 12, 2004 File No. 5-33912

Dear Ms. Anderson:

          Further to our telephone conversation of earlier today, I am writing on behalf of Limited Brands, Inc. (“Limited Brands”) to reiterate, and provide analysis underlying, our views that (i) the federal securities laws do not require that a company effecting a tender offer (the “Tender Offeror”) satisfy or waive a financing condition at least five business days prior to the acceptance of shares under the offer (an “Early Waiver Requirement”) and (ii) such a requirement would be adverse to the interests of the shareholders of the Tender Offeror.

          Our analysis is as follows:

          1. The federal securities laws do not impose an Early Waiver Requirement. As is the case with the satisfaction of any condition to a tender offer -- e.g., no material adverse change, a minimum number of shares being tendered, the closing of an acquisition, etc. -- the satisfaction of a financing condition is not the type of event requiring an extension of a tender offer. This is not an amendment of the offer or a waiver of a material condition. The mere satisfaction of a financing condition does not fall within any published requirement for an extension of a tender offer. See Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (a Tender Offeror must file an amendment “… reporting promptly any material changes in the information in the schedule previously filed”); Release No. 34-24296 (April 3, 1987) (requiring a Tender

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Offeror to disclose “…material changes in the information…given to security holders…” and that “…security holders have sufficient time to consider and react to the new information”); Release No. 34-42055 (October 26, 1999) (“… exchange offers that commence early must remain open for at least ... five business days for a prospectus supplement containing a material change other than price or share levels …” (emphasis added in all cases).

          We acknowledge that, for a range of tactical and other reasons, a Tender Offeror may elect to waive financing or other conditions. We further acknowledge that such waivers may trigger a requirement to extend a tender offer. This is very different, however, from requiring that a Tender Offeror waive a financing condition prior to the expiration of a tender offer.

          2. An Early Waiver Requirement is not consistent with precedent. Although tender offers have not been common over the past several years (and tender offers with financing conditions are even more rare), there is ample precedent for the notion that financing conditions may remain in effect until shares are accepted for payment in a tender offer. While we have not done an exhaustive review, based on publicly available information, the following are examples of tender offers effected over the past several years that included financing conditions that remained in effect until shares were accepted for payment: issuer tender offer by CCC Information Services Group Inc. (July 27, 2004); issuer tender offer by Bogen Communications International, Inc. (December 10, 2003); tender offer by Elder Acquisition Corp. and The Bon-Ton Stores, Inc. for The Elder-Beerman Stores Corp. (September 23, 2003); and issuer tender offer by The Vermont Teddy Bear Co., Inc. (August 21, 2002).

          We are aware that a significant number of tender offers have been amended in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) to make clear that conditions, including financing conditions, may be exercised only through acceptance for payment (as opposed to the actual purchase of shares). Limited Brands’ issuer tender offer reflects this Staff position.

          3. An Early Waiver Requirement (i) would render certain transactions essentially impossible and (ii) would be adverse to the interests of shareholders of a Tender Offeror. Any requirement that a financing condition be satisfied or waived prior to the expiration of a tender offer would have the effect of making a range of transactions effectively impossible. Leveraged buyouts, for example, typically are structured so that the collateral for the acquisition loan is the stock/assets of the entity being acquired. By definition, a Tender Offeror cannot be certain that its acquisition loan will be available prior to the consummation of the acquisition (i.e., the expiration of the tender offer). This is so because the lender will not extend the loan until the acquisition itself is completed. Requiring that the financing condition be waived prior to closing

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would make this type of transaction effectively impossible, as (i) financial buyers in such circumstances are not in a position to commit to the acquisition without financing and (ii) the financing cannot be assured until closing.

          Even where not technically impossible, requiring a company to waive a financing condition before it has the funds to complete the transaction would subject the shareholders of the tendering company to significant, inappropriate risks. The financing condition in a transaction such as Limited Brands’ issuer tender offer is intended to protect its shareholders -- that is, to ensure that the Tender Offeror does not incur a substantial obligation (in this case the purchase of $2 billion of common stock) before it has the funds to do so. Essentially requiring that a Tender Offeror in these circumstances assume such an obligation in circumstances where it may not be able to finance the transaction (either at all or on acceptable terms) exposes the Tender Offeror’s shareholders to very significant risks. Similarly, requiring a Tender Offeror to incur financing costs (ultimately to be borne by its shareholders) to obtain financing before it can be sure that the transaction will be consummated (or even the amount of financing required) imposes unnecessary financing costs on the Tender Offeror’s shareholders. It cannot be the case that the tender offer rules should be interpreted as requiring that shareholders of a Tender Offeror bear these risks and costs.

          4. An Early Waiver Requirement would lead to anomolous results depending on transaction structure. There is no question that, under Delaware law, merger transactions may be subject to financing conditions that remain in effect until closing and that dividends may be subject to financing conditions until the time of payment. It would be anomalous if the result were so different simply because a transaction is structured as a tender offer rather than a merger or a dividend.

          Please do not hesitate to call the undersigned at 212-450-4156 if you have any questions or would like to discuss any aspect of this letter. We appreciate your consideration of this matter.

          Best regards.

Very truly yours,

/s/ David L. Caplan
David L. Caplan